

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 3, 2008

Mr. Michael G. Moore
Chief Financial Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Definitive Proxy Statement Filed April 29, 2008**
> **File No. 000-19514**

Dear Mr. Moore:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors, page 13

1.   Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses "there can be no assurance," "there is no certainty," "we cannot assure you," "cannot predict," "beyond our control," and the term "inherent." Also avoid beginning sentences with "although."

Management's Discussion and Analysis

Liquidity and Capital Resources, page 41

2.   We note your disclosure indicating that you spent $96 million on your drilling programs in 2007, compared to $40 million in 2006. Given the magnitude of this increase, we would anticipate a more detailed discussion of the reasons for the increase in your drilling program activities, identifying the related properties, and indicating the extent to which this drilling expenditure level is indicative of your 2008 planned spending and clarifying whether the increase over the prior year represents a new trend that would lead to a similar increase in 2008, following the guidance in Item 303(a)(1) and Instruction 3 to paragraph 303(a) of Regulation S-K.

Financial Statements

Note 5 – Property and Equipment, page F-14

3.   Additional disclosures pertaining to unproved properties and major development projects are required under Rule 4-10(c)(7)(ii) of Regulation S-X. These include the current status of properties and projects for which costs are excluded from amortization, the anticipated timing of the inclusion of such costs in amortization, and a table indicating the nature of costs by category and identifying the periods in which the costs were incurred.

Engineering Comments

General

4.   Please provide to us specific information on your three largest proved undeveloped well locations. Please include for each project the following information:

        •   an annual production and cash flow statement from the 2007 reserve report;

- a summary of all relevant technical information, including offset production information from the same reservoir, that supports the classification of the reserves as proved;
- the date at which each project was classified as proved;
- a production graph showing the estimated future oil and gas production over time.

Permian Basin (West Texas), page 7

Geology, page 7

5.   You state that the gross estimated ultimate recovery per Wolfberry well is 146,000 BOE. As this does not represent reserves that are net to your interest, please expand your disclosure to include the proved reserves that are net to your interest.

Please reconcile for us the statement that the gross estimated ultimate recovery is 146,000 BOE per well with an average net revenue interest in the field of approximately 75% with your next statement where you say that you have a 50% working interest and approximately 37.5% net revenue interest in the field.

Properties, page 23

Proved Oil and Gas Reserves, page 23

6.   Please expand your disclosure to include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

If your percentage of proved developed non-producing reserves is significant, please expand your disclosure to include this information.

Because of your large percentage of undeveloped reserves, please expand your disclosure to include the amount and percentage of undeveloped reserves that you converted to developed reserves in each of the last three years.

Productive Wells and Acreage, page 25

7.   Please expand your disclosure to include the number of gross and net undeveloped acreage by appropriate geographic area that you had under both lease and concession as of December 31, 2007 to comply with paragraph 5 of Industry Guide 2.

Liquidity and Capital Resources, page 41

Capital Expenditures, page 43

8.   You state that you have an inventory of 111 drilling locations at WCBB and that
        your schedule anticipates that all of these wells will not be drilled until 2019.
        Please tell us how many wells you have drilled, not including re-completions, at
        WCBB in each of the last three years; and indicate the costs that you incurred to
        drill these wells, not including re-completions, in each of the last three years.
        Please also tell us your basis for having reasonable certainty in assuming that
        these reserves will not be depleted by existing well bores prior to the wells being
        drilled, if that is your view.

Definitive Proxy filed April 29, 2008

General

9.   Please confirm in writing that you will comply with the following comments on
        your Proxy Statement in all future filings of this type, and provide us with an
        example of the disclosure you intend to use in each case unless otherwise noted in
        the comment. After our review of your responses, we may raise additional
        comments.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

10.   We note that you state that "*[i]n the future*, the compensation committee *is
        expected* to be responsible for establishing, implementing and monitoring our
        compensation programs, including those applicable to our executive officers."
        See Compensation Practices on page 14. Emphasis added. Further, we note that
        the compensation committee engaged the consultant, Equilar to perform a
        compensation survey and made decisions regarding the long-term incentive
        compensations, while the decisions regarding the base salary and discretionary
        bonuses were made by your chairman of the board. Please clarify the
        compensation committee's role and authority with respect to final compensation
        determinations. See Item 407(e)(3) of Regulation S-K.

11.   Please provide further analysis of how you arrived at and why you paid each of
        the particular levels and forms of compensation for 2007. For example, you
        provide little, if any, of your specific company and/or individual goals and
        objectives that otherwise would not apply to any company. Provide a description
        of the specific levels of achievement of each named executive officer relative to

the targets as well as any additional information pertaining to each individual's performance that the compensation committee or chairman of the board considered in determining specific payout levels for 2007. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee or chairman of the board considered in making specific compensation awards. See Item 402(b)(1) of Regulation S-K.

12.   Please provide clear disclosure that addresses how each compensation component (i.e., base salary, discretionary bonus, and long-term incentive compensation) and your decisions regarding these components are made, including sufficient quantitative or qualitative disclosure, as appropriate, of the analyses underlying the compensation committee or chairman of the board's decision to make specific compensation awards. For example, please provide the performance objectives and measures used in your determination of the discretionary bonuses. In particular, focus on how you determined the amount for each component, why you chose to pay each component, and how each component fits into the overall compensation objectives. See Item 402(b)(1)(iv)-(vi) of Regulation S-K. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Discretionary Bonus, page 16

13.   Please disclose in the Compensation Discussion and Analysis the material differences in compensation policies or performance with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, there is a significant disparity in Mr. Moore's discretionary bonus as compared to that of the other named executive officers for 2007. Please provide a more detailed discussion of how and why the discretionary bonus differs so significantly from that of the other named executive officers.

Compensation Tables, page 18

14.   We note that certain of the compensation tables (e.g., Grants of Plan-Based Awards, Pension Benefits, and Nonqualified Deferred Compensation tables) provided for by Item 402 of Regulation S-K have not been provided in your Form 10-K or Proxy Statement. While this is not an unusual result nor is it objectionable when there is no applicable information to be included in such tabular disclosure, please supplementally confirm for us those tables for which no disclosable information exists.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-

3703 with questions about engineering comments. You may contact Doug Brown at
(202) 551-3265 or Mike Karney at (202) 551-3847 with questions about legal comments.
Please contact me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief